Exhibit 12.1

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$19,535	$21,149	36,854	$39,816
Add: Fixed charges, net	15,016	19,094	34,341	37,495
Income before income taxes and fixed charges, net	34,551	40,243	71,195	77,311
Fixed charges
Interest expense	$14,765	$18,110	33,840	$36,262
One-third of rental expense	251	244	501	493
Interest on unrecognized tax benefits	-	740	-	740
Total fixed charges	15,016	19,094	34,341	37,495
Ratio of Earnings to Fixed Charges	2.30	2.11	2.07	2.06

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$19,535	$21,149	36,854	$39,816
Add: Fixed charges, net	9,594	12,296	23,193	23,912
Income before income taxes and fixed charges, net	29,129	33,445	60,047	63,728
Fixed charges
Interest expense (excluding deposits)	9,343	11312	22,692	22679
One-third of rental expense	251	244	501	493
Interest on unrecognized tax benefits	-	740		740
Total fixed charges	9,594	12,296	23,193	23,912
Ratio of Earnings to Fixed Charges	3.04	2.72	2.59	2.67